SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                        ---------------------------------

                                    FORM 6-K
                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934
                          Date of Report: July 21, 2004

                           NOVA Chemicals Corporation
          1000, Seventh Avenue S.W., Calgary, Alberta, Canada, T2P 5L5
          ------------------------------------------------------------
                    (Address of principal executive offices)
                         Commission File Number: 1-13064

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

        Form 20-F                                     Form 40-F (check mark)
                  ____                                           __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

        Yes                                           No   (check mark)
                                                            __________



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A .

A copy of the Registrant's:

     (a) interim financial statements for the second quarter, three months ended June 30 , 2004;
     (b)  auditors' comfort letter related to the interim financial  statements;
          and
     (c) updated detailed interest and asset coverage calculations related to the interim financial statements are furnished herewith and are incorporated by reference into the following Registration Statements:

               Registration Statement on Form S-8 #33-47673 Registration Statement on Form S-8 #333-520 Registration Statement on Form S-8 #333-9076 Registration Statement on Form S-8 #333-9078 Registration Statement on Form S-8 #33-86218 Registration Statement on Form S-8 #33-77308 Registration Statement on Form S-8 #333-11280 Registration Statement on Form S-8 #333-12910 Registration Statement on Form S-8 #333-101793 Registration Statement on Form S-8 #333-109424 Registration Statement on Form F-9 #333-13824

A copy of the Registrant's:

     (d)  section 302 certification of principal executive officer;

     (e)  section 302 certification of principal financial officer;

     (f) certification of principal executive officer pursuant to 18 U.S.C. ss. 1350; and

     (g) certification of principal financial officer pursuant to 18 U.S.C. ss. 1350 are furnished herewith.

CONTROLS AND PROCEDURES

     (a) Evaluation of disclosure controls and procedures. Our chief executive officer and our chief financial officer, after evaluating the effectiveness of the company's "disclosure controls and procedures" (as defined in the Securities Exchange Act of 1934 Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this report, have concluded that our disclosure controls and procedures were adequate and designed to ensure that material information relating to us and our consolidated subsidiaries would be made known to them by others within those entities.

     (b) Changes in internal controls. There were no significant changes in our internal control over financial reporting that occurred during our last fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                               NOVA Chemicals Corporation


                               /s/ Jack S. Mustoe
                               ---------------------------------------------
                               Jack S. Mustoe
                               Senior Vice-President Legal & General Counsel and Corporate Secretary

Date: July 21, 2004

                                    EXHIBITS

Attached hereto are:

     (a) the interim financial statements of NOVA Chemicals Corporation for the second quarter, three months ended June 30, 2004;

     (b)  auditors' comfort letter;

     (c) updated detailed interest and asset coverage calculations related to the interim financial statements;

     (d)  section 302 certification of principal executive officer;

     (e)  section 302 certification of principal financial officer;

     (f) certification of principal executive officer pursuant to 18 U.S.C. ss. 1350; and

     (g) certification of principal financial officer pursuant to 18 U.S.C. ss. 1350.

                                                                     Exhibit (a)


                NOVA Chemicals: Improvement Continues

    PITTSBURGH--(BUSINESS WIRE)--July 21, 2004--NOVA Chemicals
Corporation (NYSE:NCX) (TSX:NCX)

    NOVA Chemicals will host a conference call today, Wednesday, July 21, 2004, for investors and analysts at 1 p.m. EDT (11 a.m. MDT; 10 a.m. PDT). Media are welcome to join this call in a "listen only" mode. The dial in number for this call is (416) 405-9328. The replay number is (416) 695-5800 (Reservation No. 3049527). The live call is also available on the Internet at www.vcall.com.

    All financial information is in U.S. dollars unless otherwise indicated.

    NOVA Chemicals Corporation (NOVA Chemicals) (NYSE:NCX) (TSX:NCX) reported net income to common shareholders of $27 million ($0.30 per share diluted) for the second quarter of 2004. This compares to net income to common shareholders of $7 million ($0.08 per share diluted) in the first quarter of 2004.
    Second quarter 2004 earnings from NOVA Chemicals' operations were significantly stronger than the same quarter last year. In the second quarter of 2003, NOVA Chemicals reported net income to common shareholders of $75 million ($0.79 per share diluted), which included $12 million of equity earnings from our former ownership position in Methanex Corporation and $117 million of after-tax items related mainly to gains from sales of non-strategic assets. Net income from the Olefins/Polyolefins and Styrenics businesses in the second quarter of 2004 was $76 million better than the second quarter of 2003.
    "Business results continue to improve, particularly in North America. Margins in the ethylene/polyethylene chain expanded and Styrenics results were similar to the first quarter due to substantial price increases that offset record high feedstock costs," said Jeff Lipton, NOVA Chemicals' President and Chief Executive Officer.
    "Our financial position also continued to strengthen. We ended the second quarter with $257 million of cash on hand, up $49 million from the first quarter," Lipton continued.
    "As we enter the third quarter, we see signs of additional improvement in North America as well as gains in Europe and Asia. We have announced further price increases for most of our polymer products in most regions of the world. Our results in the second quarter appear to be a good first step toward delivering on our earnings and cash generation potential."
    The Olefins/Polyolefins business reported net income of $54 million in the second quarter, $20 million higher than the first quarter. Co-product contributions remained strong, polyethylene sales volumes were up and prices were increased to compensate for higher feedstock costs.
    The Styrenics business reported a net loss of $25 million in the second quarter, slightly worse than the first quarter net loss of $22 million. Styrene monomer prices outpaced the flow-through of much higher benzene costs. Styrene monomer margins widened slightly, but volume declined. North American polymer results were essentially flat on higher volumes, but European polymer results continued to lag.


NOVA Chemicals Highlights
(unaudited; millions of U.S. dollars except per share amounts and as noted)
                          -------------------------   ----------------
                             Three Months Ended       Six Months Ended
                          -------------------------   ----------------
                          June 30  Mar. 31  June 30   June 30  June 30
                           2004     2004     2003      2004     2003
                          -------  -------  -------   -------  -------
Net income (loss)
  Olefins/Polyolefins     $   54   $   34   $   (5)   $   88   $   (1)
  Styrenics                  (25)     (22)     (42)      (47)     (59)
  Corporate and other(1)       -        -      117         -      117
                           ------   ------   ------    ------   ------
Operated business income      29       12       70        41       57
Methanex                       -        -       12         -       37
Preferred securities
 dividends and
 distributions(2)             (2)      (5)      (7)       (7)     (15)
                           ------   ------   ------    ------   ------
Net income to
 common shareholders      $   27   $    7   $   75    $   34   $   79
                           ------   ------   ------    ------   ------
                           ------   ------   ------    ------   ------

Earnings per share
  Basic                   $ 0.31   $ 0.08   $ 0.86    $ 0.39   $ 0.91
  Diluted                 $ 0.30   $ 0.08   $ 0.79    $ 0.38   $ 0.86


Weighted-average
 common shares
 outstanding (millions)
  Basic                       88       87       87        87       87
  Diluted                     97       89       96        89       96


Revenue                   $1,238   $1,126   $  964    $2,364   $1,941
EBITDA(3)                 $  153   $  121   $   37    $  274   $  122

Depreciation and
 amortization             $   77   $   80   $   73    $  157   $  144
Funds from operations     $  126   $   92   $   12    $  218   $   81
Capital expenditures      $   39   $   43   $   29    $   82   $   43
Average capital
 employed(4)              $3,190   $3,205   $3,312    $3,197   $3,219
After-tax return on
 capital employed(5)        5.8%     3.6%    10.7%      4.7%     1.8%
Return on average
 common equity(6)           8.7%     2.2%    24.3%      5.4%    13.7%

(1) June 30, 2003 results include a $64 million after-tax gain on sale of NOVA Chemicals' 50% share of the Fort Saskatchewan Ethylene Storage Facility in Alberta, a $61 million after-tax gain on sale of NOVA Chemicals' remaining investment in Methanex Corporation and an $8 million after-tax charge resulting from a fire and explosion at the Bayport, Texas styrene monomer manufacturing facility.
(2) On Mar. 1, 2004, NOVA Chemicals redeemed $383 million of preferred securities.
(3) Net income before income taxes, other gains and losses, earnings from equity investment in affiliates, interest expense and depreciation and amortization. See Consolidated Statement of Income and Supplemental Measures.
(4) Average capital employed equals cash expended on plant, property and equipment (less accumulated depreciation and amortization) and working capital, and excludes assets under construction and investments. Amounts are converted to U.S. dollars using quarter-end exchange rates. See Supplemental Measures.
(5) After-tax return on capital employed equals NOVA Chemicals' net income plus after-tax interest expense (annualized) divided by average capital employed. See Supplemental Measures.
(6) Return on average common equity equals annualized net income to common shareholders divided by average common equity.


OLEFINS/POLYOLEFINS BUSINESS
Financial Highlights
(unaudited; millions of U.S. dollars except as noted)

                              Three Months Ended      Six Months Ended
                           -------------------------  ----------------
                           June 30  Mar. 31  June 30  June 30  June 30
                            2004     2004     2003     2004     2003
                           -------  -------  -------  -------  -------
Revenue(1)                 $  785   $  709   $  628   $1,494   $1,265
Operating income           $  102   $   62   $   13   $  164   $   39
Depreciation and
 amortization                  48       51       45       99       89
                            ------   ------   ------   ------   ------
EBITDA(2)                  $  150   $  113   $   58   $  263   $  128
Net income (loss)(3)       $   54   $   34   $   (5)  $   88   $   (1)
Capital expenditures (net) $   12   $   23   $   15   $   35   $   23
Average capital
 employed(4)               $1,854   $1,890   $1,957   $1,872   $1,881
After-tax return on
 capital employed(5)        13.7%     9.0%     0.7%    11.3%     1.7%

(1) Before intersegment eliminations.
(2) Net income before income taxes, other gains and losses, interest expense and depreciation and amortization. See Supplemental Measures.
(3) Before dividends and distributions on preferred securities.
(4) Average capital employed equals cash expended on plant, property and equipment (less accumulated depreciation and amortization) and working capital and excludes assets under construction. Amounts are converted to U.S. dollars using quarter-end exchange rates.
(5) After-tax return on capital employed equals net income plus after-tax interest expense (annualized) divided by average capital employed.


Operating Highlights
Average Benchmark Prices(1)
(U.S. dollars per pound, unless otherwise noted)

                             Three Month Average     Six Month Average
                          -------------------------- -----------------
                          June 30  Mar. 31  June 30  June 30  June 30
                            2004     2004     2003     2004     2003
                          -------- -------- -------- -------- --------
Ethylene(2)               $  0.31  $  0.31  $  0.30  $  0.31  $  0.29
Polyethylene - linear
 low-density butene
 liner(3)                 $  0.45  $  0.44  $  0.48  $  0.45  $  0.45
Polyethylene -
 weighted-average
 benchmark(4)             $  0.46  $  0.46  $  0.51  $  0.46  $  0.48
NYMEX natural gas
 (dollars per mmBTU)(5)   $  5.97  $  5.69  $  5.49  $  5.83  $  6.05
WTI crude oil (dollars
 per barrel)              $ 38.32  $ 35.15  $ 28.91  $ 36.73  $ 31.39

(1) Average benchmark prices do not necessarily reflect actual prices realized by NOVA Chemicals or any other petrochemical company.
(2) Source: Chemical Market Associates, Inc. (CMAI) USGC Net
    Transaction Price.
(3) Source: Townsend Polymer Services Information (TPSI). TPSI's benchmark polyethylene prices received a one-time downward, non-market adjustment beginning in July 2003. The linear low-density butene liner price was reduced by 5 cents per pound. Months prior to July 2003 have not been restated by TPSI.
(4) Benchmark prices weighted according to NOVA Chemicals' sales volume mix in North America. Source for benchmark prices: TPSI. TPSI's benchmark polyethylene prices received a one-time downward, non-market adjustment beginning in July 2003. Months prior to July 2003 have not been restated by TPSI.
(5) Source: NYMEX Henry Hub 3-Day Average Close.


Polyethylene Sales Volumes
(millions of pounds)          Three Months Ended      Six Months Ended
                           -------------------------  ----------------
                           June 30  Mar. 31  June 30  June 30  June 30
                            2004     2004     2003     2004     2003
                           -------  -------  -------  -------  -------
NOVAPOL(R)
  Linear low-density
   polyethylene               329      304      280      633      585
  Low-density polyethylene     76       74       70      150      128
  High-density
   polyethylene               109      108      103      217      199
SCLAIR(R)
  Linear low-density
   and high-density
   polyethylene               108      132      113      240      246
Advanced SCLAIRTECH(TM)
  Linear low-density
   and high-density
   polyethylene               202      173      155      375      295
                           -------  -------  -------  -------  -------
Total                         824      791      721    1,615    1,453
                           -------  -------  -------  -------  -------
                           -------  -------  -------  -------  -------

--------------------------
NOVAPOL(R) is a registered trademark of NOVA Brands Ltd.; authorized use.
SCLAIR(R) is a registered trademark of NOVA Chemicals Corporation in Canada and of NOVA Chemicals (International) S.A. elsewhere;
authorized use.
Advanced SCLAIRTECH(TM) is a trademark of NOVA Chemicals.


    Review of Operations
    Olefins/Polyolefins

    Second Quarter 2004

    The Olefins/Polyolefins business reported net income of $54 million in the second quarter of 2004, compared to net income of $34 million in the first quarter of 2004. Solid demand, combined with low supply chain inventory levels, allowed polymer price and volume increases to offset rising feedstock costs. Continued strong co-product contributions, which lowered net ethylene production costs primarily from our Corunna, Ontario flexi-cracker, contributed significantly to the Olefins/Polyolefins second quarter improvement.

    Feedstocks and Ethylene

    Average NYMEX natural gas prices were up 5% from the first quarter, and average WTI crude oil prices were up 9%.
    Our Joffre, Alberta ethane-based crackers' cash-cost advantage averaged approximately 5 cents per pound for the quarter over typical ethane-based U.S. Gulf Coast (USGC) ethylene plants. The increase in the Alberta Advantage from 4 cents per pound in the first quarter was driven by increased gas differentials and higher ethane prices on the U.S. Gulf Coast relative to natural gas prices.
    On June 30, 2004, the cost-of-service contracts for our second ethylene cracker (E2) in Joffre, Alberta expired. We expect they will be replaced with more attractive arrangements for similar volumes. E2 was fully depreciated as of the end of the second quarter, reducing future depreciation charges by about $30 million per year.

    Polyethylene

    Second quarter weighted-average benchmark polyethylene prices were up about 0.7 cent per pound from the first quarter of 2004. Implementation of a 5 cents per pound polyethylene price increase in North America, originally announced for Feb. 1, 2004 was delayed to May 1, 2004, and was implemented by the end of the second quarter. An additional increase of 4 cents per pound was announced for July 1, 2004.
    Total polyethylene sales volumes for the second quarter were up 4% from the first quarter, and up 14% from the second quarter of 2003. North American volumes were up 2% from the first quarter, and international volumes were up 16%. International sales represented 16% of NOVA Chemicals' total polyethylene sales volume this quarter. Sales to China were up significantly, on strengthened demand and increased netbacks.

    Business Improvement

    In the second quarter, NOVA Chemicals completed the previously announced permanent shutdown of SCLAIR A-Line, our highest-cost polyethylene production line, which was located at the St. Clair River Site, in Corunna, Ontario. This shutdown reduced linear low-density polyethylene capacity by 275 million pounds per year. A large portion of the highest margin A-Line sales have been moved to lower-cost production lines, including the Advanced SCLAIRTECH plant in Joffre, Alberta. This shutdown eliminated 8% of NOVA Chemicals' polyethylene capacity and about 0.6% of total North American polyethylene capacity. The initiative is expected to reduce fixed costs by $5 to $10 million per year. A $15 million before-tax charge related to this shutdown was recorded in the third quarter of 2003.

    Advanced SCLAIRTECH Polyethylene

    The Advanced SCLAIRTECH polyethylene plant continued to step up production rates and sold a record 202 million pounds of Advanced SCLAIRTECH polyethylene in the second quarter of 2004. Three new performance film and molding grades were commercialized in the quarter. Production rates in June were at full plant capacity levels.

    Second Quarter 2004 versus Second Quarter 2003

    Net income of $54 million in the second quarter of 2004 was up from a net loss of $5 million in the second quarter of 2003, primarily due to stronger co-product contributions and increased polyethylene margins and volumes.

    First Six Months of 2004 versus First Six Months of 2003

    Net income of $88 million in the first six months of 2004 was up from a net loss of $1 million in the first six months of 2003, primarily due to stronger co-product contributions and increased polyethylene margins and volumes.

    Our ability to implement announced price increases depends on many factors that may be beyond our control, including market conditions, the supply/demand balance for each particular product and feedstock costs. Successful price increases, when realized, are typically phased in over several months, vary by product or market, and can be reduced in magnitude during the anticipated implementation period. See Forward-Looking Information.


STYRENICS BUSINESS

Financial Highlights
(unaudited; millions of U.S. dollars except as noted)

                              Three Months Ended      Six Months Ended
                           -------------------------  ----------------
                           June 30  Mar. 31  June 30  June 30  June 30
                            2004     2004     2003     2004     2003
                           -------  -------  -------  -------  -------
Revenue(1)                 $  518   $  474   $  375   $  992   $  761
Operating loss             $  (26)  $  (21)  $  (49)  $  (47)  $  (61)
Depreciation and
 amortization                  29       29       28       58       55
                            ------   ------   ------   ------   ------
EBITDA(2)                  $    3   $    8   $  (21)  $   11   $   (6)
Net loss(3)                $  (25)  $  (22)  $  (42)  $  (47)  $  (59)
Capital expenditures (net) $   27   $   20   $   14   $   47   $   20
Average capital
 employed(4)               $1,351   $1,343   $1,342   $1,347   $1,324
After-tax return on
 capital employed(5)       (5.0)%   (4.1)%   (9.2)%   (4.6)%   (5.9)%

(1) Before intersegment eliminations.
(2) Net income (loss) before income taxes, other gains and losses, interest expense and depreciation and amortization. See Supplemental Measures.
(3) Before dividends and distributions on preferred securities.
(4) Average capital employed equals cash expended on plant, property and equipment (less accumulated depreciation and amortization) and working capital and excludes assets under construction. Amounts are converted to U.S. dollars using quarter-end exchange rates.
(5) After-tax return on capital employed equals net income (loss) plus after-tax interest expense (annualized) divided by average capital employed.


Operating Highlights
Average Benchmark Prices(1)
(U.S. dollars per pound, unless otherwise noted)

                             Three Month Average     Six Month Average
                          -------------------------- -----------------
                          June 30  Mar. 31  June 30  June 30  June 30
                            2004     2004     2003     2004     2003
                          -------- -------- -------- -------- --------
Styrene monomer(2)        $  0.53  $  0.47  $  0.41  $  0.50  $  0.42
Polystyrene -
 weighted-average
 benchmark(3)             $  0.65  $  0.59  $  0.60  $  0.62  $  0.57
Benzene (dollars per
 gallon)(2)               $  2.41  $  1.90  $  1.48  $  2.31  $  1.63

(1) Average benchmark prices do not necessarily reflect actual prices realized by NOVA Chemicals or any other petrochemical company.
(2) Source: CMAI Contract Market. A 10 cents per gallon change in the cost of benzene results in about a 1 cent per pound change in the variable cost of producing styrene monomer.
(3) Benchmark prices weighted according to NOVA Chemicals' polystyrene sales volume mix in North America and Europe. Includes solid and expandable polystyrene, but excludes high performance styrenic polymers. Source for benchmark prices: CMAI. CMAI's published North American low-range contract/market high-heat crystal benchmark polystyrene prices received a one-time downward, non-market adjustment of 6 cents per pound beginning in June 2003. Months prior to June 2003 have not been restated by CMAI.


Styrenics Sales Volumes
(millions of pounds)          Three Months Ended      Six Months Ended
                           -------------------------  ----------------
                           June 30  Mar. 31  June 30  June 30  June 30
                            2004     2004     2003     2004     2003
                           -------  -------  -------  -------  -------
Styrene monomer(1)            407      434      302      841      610
Solid and expandable
 polystyrene                  563      555      479    1,118    1,037
High performance styrenics
 (including DYLARK(R)
  resins)                      66       57       65      123      128
                           -------  -------  -------  -------  -------
Total                       1,036    1,046      846    2,082    1,775
                           -------  -------  -------  -------  -------
                           -------  -------  -------  -------  -------

(1) Third-party sales only.

-----------------------------------
DYLARK(R) is a registered trademark of NOVA Chemicals Inc.


    Review of Operations
    Styrenics

    Second Quarter 2004

    The Styrenics business reported a net loss of $25 million in the second quarter, compared to a net loss of $22 million in the first quarter of 2004. Styrene monomer margins improved as prices kept ahead of the flow-through of record high benzene costs. North American polymer markets were strong enough to essentially maintain margins in the face of rapidly rising feedstock costs. However, European polymer price increases during the quarter were not sufficient to keep up with rising feedstock costs as the European economic recovery continues to lag North America.
    Third-party styrene monomer sales volume was down 6% as the entire global supply chain reacted to high benzene prices by limiting production and reducing inventories. North American styrenic polymer volume was up 6%, and European styrenic polymer volume was down 1%.

    Styrene Monomer

    The USGC second quarter average spot price for styrene was 41 cents per pound, up from the first quarter average price of 38 cents per pound. Average second quarter benchmark contract pricing was 53 cents per pound, up from the first quarter price of 47 cents per pound.
    Feedstock costs continued to increase through the second quarter and the benzene benchmark rose to an average of $2.41 per gallon in the quarter, up from the first quarter average of $1.90 per gallon. Benzene remains extremely tight and prices continue to rise. The contract benzene price reached an all-time high of $3.07 per gallon for July, rising $0.47 from the June contract price and spot prices reached new all-time highs.
    Reflecting the changing supply/demand dynamics of benzene and styrene monomer, NOVA Chemicals announced price increases for North American styrene monomer of 7 cents per pound effective July 1, 2004 and 10 cents per pound effective Aug. 1, 2004.
    Effective April 2004, industry-wide styrene prices in Europe are now settled monthly, replacing the previous practice of quarterly settlement. The second quarter average price was 46 cents per pound, up from the first quarter price of 41 cents per pound. The July price settled at 54 cents per pound.

    Solid Polystyrene (SPS)

    The weighted-average North American SPS price increased from the first quarter, just about keeping pace with rising feedstock costs. Volume was up slightly from the first quarter.
    Reflecting the changing supply/demand dynamics of benzene and styrene monomer, NOVA Chemicals announced a price increase for North American SPS of 3 cents per pound effective July 1, 2004, 4 cents per pound effective Aug. 1, 2004 and 12 cents per pound effective Aug. 16, 2004.
    While average European SPS prices increased in the second quarter, they were not able to keep pace with rising feedstock costs. European volumes were flat with the first quarter and there was little change in any markets during the quarter. Improving demand allowed NOVA Chemicals to announce a European SPS price increase of 6 cents per pound effective July 1, 2004.

    Expandable Polystyrene (EPS)

    NOVA Chemicals' second quarter average North American and European EPS prices increased, keeping pace with rising feedstock costs in North America, but losing ground to feedstock costs in Europe. Volumes were seasonally down from the first quarter, but the construction sector in North America showed signs of improvement as the quarter progressed.
    Stronger EPS demand, combined with benzene cost increases, led NOVA Chemicals to announce North American EPS price increases of 3 cents per pound effective July 1, 2004, 4 cents per pound effective Aug. 1, 2004 and 10 cents per pound effective Aug. 16, 2004.
    NOVA Chemicals announced a European EPS price increases of 5 cents per pound effective July 1, 2004 and 9 cents per pound effective Aug. 1, 2004 with improvement in European demand.

    Second Quarter 2004 versus Second Quarter 2003

    The Styrenics business lost $25 million in the second quarter of 2004, compared to a net loss of $42 million in the second quarter of 2003 primarily due to higher overall margins. Second quarter 2004 volumes improved in most products versus 2003.

    First Six Months of 2004 versus First Six Months of 2003

    The net loss of $47 million in the first six months of 2004 improved from the net loss of $59 million in the first six months of 2003, primarily due to significant styrene monomer margin improvement and margin improvement in most polymers. Styrene monomer volumes were up 38% over the first six months of last year and polymer volumes increased 7%.

    Our ability to implement announced price increases depends on many factors that may be beyond our control, including market conditions, the supply/demand balance for each particular product and feedstock costs. Successful price increases, when realized, are typically phased in over several months, vary by product or market, and can be reduced in magnitude during the anticipated implementation period. See Forward-Looking Information.


Liquidity and Capital Resources
Capitalization
(unaudited; millions of U.S. dollars except as noted)

                                             June 30  Mar. 31  Dec. 31
                                               2004     2004     2003
                                             -------  -------  -------

Long-term debt(1)                            $1,493   $1,498   $1,101
Less: cash and cash equivalents                (257)    (208)    (212)
                                              ------   ------   ------
Total debt net of cash and cash equivalents   1,236    1,290      889
                                              ------   ------   ------

Shareholders' equity
  9.50% preferred securities                      -        -      210
  9.04% preferred securities                      -        -      173
  Retractable preferred shares(2),(3)           198      198      198
                                              ------   ------   ------
                                                198      198      581

  Common share equity(4),(5),(6),(7)          1,282    1,290    1,309
                                              ------   ------   ------

Total shareholders' equity                    1,480    1,488    1,890
                                              ------   ------   ------

Total capitalization(8)                      $2,716   $2,778   $2,779
                                              ------   ------   ------
                                              ------   ------   ------

(1) On Jan. 13, 2004, NOVA Chemicals issued $400 million of 6.5% senior notes due 2012. Maturity dates for NOVA Chemicals' long-term debt range from September 2005 to August 2028. The 2005 maturities total $103 million.
(2) Preferred shares of a subsidiary, paying dividends of 2%, which are exchangeable into NOVA Chemicals' common shares.
(3) A total of 8,500,000 common shares (plus preferred shares if the market value of such common shares is less than $198 million) have been reserved for future issue under the terms of the retractable preferred share agreement.
(4) Common shares outstanding at July 16, 2004 were 87,774,042 (June 30, 2004 - 87,758,083; Mar. 31, 2004 - 87,420,204; Dec. 31, 2003 -
    87,099,781).
(5) A total of 8,411,254 stock options were outstanding to officers and employees on June 30, 2004 to purchase common shares of NOVA Chemicals. A total of 1,603,438 common shares were reserved but unallocated. A total of 13 million common shares have been reserved for issuance under the Option Plan.
(6) A total of 47,800 shares were reserved for the Directors' Share Compensation Plan.
(7) In May 2002, NOVA Chemicals' shareholders reconfirmed a shareholder rights plan where one right was issued for each outstanding common share. The plan expires May 2009.
(8) Total capitalization reflects shareholders' equity and total debt net of cash and cash equivalents (see Supplemental Measures).


Senior Debt Ratings(1)
                                        Senior Unsecured Debt
                                --------------------------------------
  DBRS                                    BBB (low) (stable)
  Moody's                                    Ba2 (stable)
  Standard & Poor's                         BB+ (negative)

(1) Credit ratings are not recommendations to purchase, hold or sell securities and do not comment on market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future.


Coverage Ratios
                                            June 30  Mar. 31  June 30
                                             2004     2004     2003
                                            -------  -------  -------
Net debt to total capitalization(1)          45.5%    46.4%    40.0%
Interest coverage on long-term debt(2)        0.7x     0.6x     1.3x
Net tangible asset coverage on                2.0x     2.0x     2.5x
 long-term debt(3)

(1) See Supplemental Measures.
(2) Interest coverage on long-term debt is equal to net income before interest expense on long-term debt and income taxes, for the last four quarters, divided by annual interest requirements on long-term debt.
(3) Net tangible asset coverage on long-term debt is equal to total assets (excluding deferred tax assets) less liabilities (excluding long-term debt) divided by long-term debt.


Funds Flow and Changes in Cash and Debt

The following table shows major sources and uses of cash.

(unaudited; millions of U.S. dollars)

                                Three Months Ended  Six Months Ended
                                      June 30            June 30
                                        2004               2004
                                 ------------------ ------------------
Operating income                       $   76             $  117
Add back - depreciation and
 amortization                              77                157
                                 ------------------ ------------------
EBITDA(1)                                 153                274
Interest                                  (23)               (45)
Other gains and losses                      3                  1
Current tax expense and other              (7)               (12)
                                 ------------------ ------------------
Funds from operations                     126                218
  Operating working capital
   increase                               (42)               (98)
                                 ------------------ ------------------
Cash from operations                       84                120

Preferred securities redemption             -               (383)
Capital expenditures                      (39)               (82)
Project advances                            3                  6
Turnaround costs and
 other assets                               1                 (4)
Dividends paid                             (9)               (21)
Common shares issued                        7                 12
Foreign exchange and other                  7                  5
                                 ------------------ ------------------
Total change in cash and debt          $   54             $ (347)
                                 ------------------ ------------------
                                 ------------------ ------------------

Increase in cash                       $   49             $   45
Decrease (increase) in debt                 5               (392)
                                 ------------------ ------------------
Total change in cash and debt          $   54             $ (347)
                                 ------------------ ------------------
                                 ------------------ ------------------

(1) Net income before income taxes, other gains and losses, earnings from equity investment in affiliates, interest expense and depreciation and amortization. See Consolidated Statement of Income and Supplemental Measures.


    NOVA Chemicals' net debt to total capitalization ratio was 45.5% at June 30, 2004. Cash on hand at the end of the second quarter was $257 million, up from $208 million at the end of the first quarter of 2004.
    NOVA Chemicals' funds from operations were $126 million for the second quarter of 2004, up $34 million from the first quarter of 2004 due to improved results.
    Operating working capital increased by $42 million in the second quarter of 2004, related primarily to price increases. NOVA Chemicals assesses its working capital management effectiveness through a Cash Flow Cycle Time (CFCT) measure. CFCT measures working capital from operations in terms of the number of days sales (calculated as working capital from operations divided by average daily sales). This metric helps determine which portion of changes in working capital result from factors other than price movements. CFCT was 29 days as of June 30, 2004, within our target range of 25 to 30 days, and down from 30 days as of Mar. 31, 2004.
    Capital expenditures were $36 million (after third party project advances) in the second quarter of 2004, compared to $40 million in the first quarter of 2004 and $29 million in the second quarter of 2003.
    Selling, general and administrative expenses (SG&A) increased by $7 million from the first quarter of 2004 due to the marked-to-market increase in Equity Appreciation Plan units (EAUs), which resulted from a higher NOVA Chemicals stock price. SG&A was up $16 million from the second quarter of 2003 because of both the increase in EAUs value and the rise in the Canadian dollar and Euro versus the U.S. dollar. For the first six months of 2004 versus the first six months of 2003, SG&A was up $26 million as a result of both the increase in value of EAUs and the rise in the Canadian dollar and Euro versus the U.S. dollar.
    During the second quarter of 2004, NOVA Chemicals settled a dispute with a supplier. As a result of this settlement, cash was received and operating costs were reduced by $9 million in the quarter. This amount had been expensed in prior periods.
    Depreciation and amortization for the first six months of 2004 increased $13 million over the first six months of 2003 as a result of the rise in the Canadian dollar and Euro versus the U.S. dollar.

    Financing

    NOVA Chemicals has a $300 million revolving credit facility, expiring April 1, 2007. NOVA Chemicals continues to comply with all financial covenants under the facility. As of July 20, 2004, NOVA Chemicals has utilized $50 million of the revolving credit facility in the form of operating letters of credit.
    During the second quarter of 2004, NOVA Chemicals continued to utilize its $200 million accounts receivable securitization program. As of June 30, 2004, the amount of receivables sold under this program was $200 million, compared to $187 million as of Mar. 31, 2004.

    Total Return Swap

    On July 20, 2004, NOVA Chemicals amended the Total Return Swap agreement related to the Retractable Preferred Shares (as described in Note 11 to the Consolidated Financial Statements in the 2003 Annual Report) by extending the current maturity date of March 15, 2005 to March 15, 2007. All other material terms and conditions remain unchanged. Corresponding changes were also made to the terms of the Retractable Preferred Shares.

    FIFO Impact

    NOVA Chemicals uses the first-in, first-out (FIFO) method of valuing inventory. Most of NOVA Chemicals' competitors use the last-in, first-out (LIFO) method. Because we use FIFO, a portion of the first quarter feedstock purchases flowed through the income statement in the second quarter. Crude oil prices continued to increase through the second quarter. Natural gas prices also rose steadily throughout the quarter. Second quarter average NYMEX natural gas pricing was higher than the first quarter average price by $0.28 per mmBTU. Benzene prices continued to rise, starting the quarter at $2.00 per gallon and ending the quarter at $2.60 per gallon. As a result, we estimate that net income would have been about $17 million lower in the second quarter had NOVA Chemicals followed the LIFO method of accounting.

    Feedstock Derivative Positions

    NOVA Chemicals maintains a derivatives program to manage its feedstock costs. The gain from natural gas and crude oil positions realized in the second quarter of 2004 was $1 million after-tax ($1 million after-tax in the first quarter).
    In addition, NOVA Chemicals is required to record on its balance sheet the market value of any outstanding feedstock positions that do not qualify for hedge accounting treatment. The gain or loss resulting from changes in the market value of positions is recorded through earnings each period. NOVA Chemicals has recorded $6 million of mark-to-market after-tax gains on outstanding feedstock derivative positions since Jan. 1, 2004 ($5 million and $1 million in the first and second quarters of 2004, respectively). This is in addition to the realized gain reported above, bringing the total year-to-date gain to $8 million after-tax.

    Supplemental Measures

    In addition to providing measures in accordance with Canadian GAAP, NOVA Chemicals presents certain supplemental measures. These are EBITDA (defined below), average capital employed (defined on page 2) and after-tax return on capital employed (defined on page 2). It also includes net debt to total capitalization (see page 9), with net debt and total capitalization defined to be net of cash and cash equivalents in accordance with the debt covenants for its $300 million revolving credit facility. These measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.

    EBITDA

    This measure is provided to assist investors in determining the ability of NOVA Chemicals to generate cash from operations. EBITDA can be determined from the Consolidated Statement of Income by adding back income taxes, interest expense, other gains, earnings from equity investment in affiliates and depreciation and amortization. Segment EBITDA is determined as segment operating income or loss before depreciation and amortization.
    NOVA Chemicals' share price on the New York Stock Exchange (NYSE) increased to U.S. $28.93 at June 30, 2004 from U.S. $25.09 at Mar. 31, 2004. NOVA Chemicals' share value increased 15% for the quarter ending June 30, 2004 on the NYSE and 17% on the Toronto Stock Exchange (TSX). Peer chemical companies' share values increased 8% on average and the S&P Chemicals Index increased 5%. The S&P/TSX Composite Index was flat and the S&P 500 was up 1%. As of July 20, 2004, NOVA Chemicals' share price was U.S. $28.84, down slightly from June 30, 2004. The S&P Chemicals Index was down 3% in the same period.

    In the second quarter, about 70% of trading in NOVA Chemicals' shares took place on the TSX and 30% of trading took place in the U.S.


                                                      %         %
Second quarter trading volumes  Millions of Shares of float of trading
------------------------------  ------------------ -------- ----------
Toronto Stock Exchange                 16.8           19         70
Consolidated U.S. Trading Volumes       7.3            8         30
                                ------------------ -------- ----------
Total                                  24.1           27        100
                                ------------------ -------- ----------
                                ------------------ -------- ----------


----------------------------------------------------------------------
                      INVESTOR INFORMATION

For inquiries on stock-related      Transfer Agents and Registrars
matters including dividend          CIBC Mellon Trust Company
payments, stock transfers and       600 The Dome Tower
address changes, contact            333 Seventh Avenue S.W.
NOVA Chemicals toll-free at         Calgary, Alberta, Canada  T2P 2Z1
1-800-661-8686 or e-mail to
shareholders@novachem.com.          Phone: (403) 232-2400/
                                    1-800-387-0825
Contact Information                 Fax: (403) 264-2100
Phone: (403) 750-3600 (Canada) or   Internet: www.cibcmellon.ca
(412) 490-4000 (United States)      E-Mail: inquiries@cibcmellon.ca
Internet: www.novachemicals.com
E-Mail: invest@novachem.com         Share Information
                                    NOVA Chemicals' trading symbol on
NOVA Chemicals Corporation          the New York and Toronto Stock
1000 Seventh Avenue S.W.            Exchanges is NCX. On the TSX, NOVA
P.O. Box 2518                       Chemicals is listed and traded in
Calgary, Alberta, Canada  T2P 5C6   both Canadian and U.S. dollars.
                                    The U.S. dollar trading symbol
If you would like to receive a      on the TSX is NCX.U.
shareholder information package,
please contact us at
(403) 750-3600 or (412) 490-4000
or via e-mail at
publications@novachem.com.

We file additional information relating to NOVA Chemicals, including our Annual Information Form (AIF), with Canadian securities administrators. This information can be accessed through the System for Electronic Document Analysis and Retrieval (SEDAR), at
www.sedar.com.
----------------------------------------------------------------------


    Forward-Looking Information

    The information in this news release contains forward-looking statements with respect to NOVA Chemicals, its subsidiaries and affiliated companies. By their nature, these forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. These risks and uncertainties include: commodity chemicals price levels (which depend, among other things, on supply and demand for these products, capacity utilization and substitution rates between these products and competing products); feedstock availability and prices; operating costs; terms and availability of financing; technology developments; currency exchange rate fluctuations; starting up and operating facilities using new technology; realizing synergy and cost savings targets; meeting time and budget targets for significant capital investments; avoiding unplanned facility shutdowns; safety, health and environmental risks associated with the operation of chemical plants and marketing of chemical products, including transportation of these products; public perception of chemicals and chemical end-use products; the impact of competition; changes in customer demand; changes in, or the introduction of new laws and regulations relating to NOVA Chemicals' business, including environmental, competition and employment laws; loss of the services of any of NOVA Chemicals' executive officers; uncertainties associated with the North American, European and Asian economies; and other risks detailed from time to time in the publicly filed disclosure documents and securities commissions reports of NOVA Chemicals and its subsidiaries or affiliated companies.
    Implementation of announced price increases depends on many factors, including market conditions, the supply/demand balance for each particular product and feedstock costs. Price increases have varying degrees of success. They are typically phased in and can differ by product or market. There can be no assurances that any announced price increases will be successful or will be realized within the anticipated time frame. In addition, benchmark price indices sometimes lag price increase announcements due to the timing of publication.


CHANGES IN NET INCOME TO COMMON SHAREHOLDERS
(unaudited; millions of U.S. dollars)

                                        Q2 2004       First Six Months
                                     Compared with     2004 Compared
                                    ----------------   With First Six
                                    Q1 2004  Q2 2003    Months 2003
                                    -------  -------  ----------------
Higher net unit margins             $   34   $   96        $  114
Higher sales volumes                     4       35            65
                                     ------   ------        ------
Higher gross margin(1)                  38      131           179
(Higher) lower research
 and development                         1        1            (1)
Higher selling, general
 and administrative                     (7)     (16)          (26)
(Higher) lower depreciation
 and amortization                        3       (4)          (13)
(Higher) lower interest expense         (1)       3             4
Lower equity earnings in Methanex        -      (12)          (39)
Higher (lower) other gains
 and losses                              5      (89)          (91)
Higher income tax expense (Note 4
 to the Consolidated
 Financial Statements)                 (22)     (67)          (66)
Lower preferred securities
 dividends and distributions             3        5             8
                                     ------   ------        ------
Increase (decrease) in net income
 to common shareholders             $   20   $  (48)       $  (45)
                                     ------   ------        ------
                                     ------   ------        ------

(1) Revenue less feedstock and operating costs.


FINANCIAL STATEMENTS

Consolidated Statement of Income
(unaudited, millions of U.S. dollars except per share amounts)

                              Three Months Ended      Six Months Ended
                           -------------------------  ----------------
                           June 30  Mar. 31  June 30  June 30  June 30
                            2004     2004     2003     2004     2003
                           -------  -------  -------  -------  -------
Revenue                    $1,238   $1,126   $  964   $2,364   $1,941
                            ------   ------   ------   ------   ------

Feedstock and
 operating costs            1,016      942      873    1,958    1,714
Research and development       11       12       12       23       22
Selling, general and
 administrative                58       51       42      109       83
Depreciation and
 amortization                  77       80       73      157      144
                            ------   ------   ------   ------   ------
                            1,162    1,085    1,000    2,247    1,963
                            ------   ------   ------   ------   ------
Operating income (loss)        76       41      (36)     117      (22)
                            ------   ------   ------   ------   ------

Interest expense (net)        (23)     (22)     (26)     (45)     (49)
Earnings from equity
 investment in affiliates       -        -       12        -       39
Other gains and losses          3       (2)      92        1       92
                            ------   ------   ------   ------   ------
                              (20)     (24)      78      (44)      82
                            ------   ------   ------   ------   ------
Income before income taxes     56       17       42       73       60
Income tax (expense)
 recovery (Note 4)            (27)      (5)      40      (32)      34
                            ------   ------   ------   ------   ------
Net income                     29       12       82       41       94
Preferred securities
 dividends and
 distributions                 (2)      (5)      (7)      (7)     (15)
                            ------   ------   ------   ------   ------
Net income to
 common shareholders       $   27   $    7   $   75   $   34   $   79
                            ------   ------   ------   ------   ------
                            ------   ------   ------   ------   ------

Earnings per share (Note 5)
  - basic                  $ 0.31   $ 0.08   $ 0.86   $ 0.39   $ 0.91
  - diluted                $ 0.30   $ 0.08   $ 0.79   $ 0.38   $ 0.86


Consolidated Statement of Reinvested Earnings
(unaudited, millions of U.S. dollars)

                              Three Months Ended      Six Months Ended
                           -------------------------  ----------------
                           June 30  Mar. 31  June 30  June 30  June 30
                            2004     2004     2003     2004     2003
                           -------  -------  -------  -------  -------
Reinvested earnings,
 beginning of period       $  577   $  584   $  608   $  584   $  605
  Change in accounting
   policy (Note 1)              -       (7)       -       (7)       5
  Net income                   29       12       82       41       94
  Common share dividends       (7)      (7)      (6)     (14)     (12)
  Preferred securities
   dividends and
   distributions               (2)      (5)      (7)      (7)     (15)
                            ------   ------   ------   ------   ------
Reinvested earnings,
 end of period             $  597   $  577   $  677   $  597   $  677
                            ------   ------   ------   ------   ------
                            ------   ------   ------   ------   ------


Consolidated Balance Sheet
(millions of U.S. dollars)                June 30, 2004  Dec. 31, 2003
                                           (unaudited)
                                          -------------  -------------
Assets
Current assets
  Cash and cash equivalents                $       257    $       212
  Receivables                                      436            316
  Inventories                                      492            392
                                            -----------    -----------
                                                 1,185            920

Investments and other assets                       154            157
Plant, property and equipment, net               3,192          3,336
                                            -----------    -----------
                                           $     4,531    $     4,413
                                            -----------    -----------
                                            -----------    -----------

Liabilities and Shareholders' Equity
Current liabilities
  Accounts payable and
   accrued liabilities                     $       695    $       587
Long-term debt                                   1,493          1,101
Future income taxes                                585            586
Deferred credits                                   278            249
                                            -----------    -----------
                                                 3,051          2,523
                                            -----------    -----------

Shareholders' equity
  Preferred securities                               -            383
  Retractable preferred shares                     198            198
  Common equity
    Common shares                                  505            493
    Contributed surplus (Note 1)                     9              -
    Cumulative translation adjustment              171            232
    Reinvested earnings                            597            584
                                            -----------    -----------
                                                 1,480          1,890
                                            -----------    -----------
                                           $     4,531    $     4,413
                                            -----------    -----------
                                            -----------    -----------


Consolidated Statement of Cash Flows
(unaudited; millions of U.S. dollars)

                              Three Months Ended      Six Months Ended
                           -------------------------  ----------------
                           June 30  Mar. 31  June 30  June 30  June 30
                            2004     2004     2003     2004     2003
                           -------  -------  -------  -------  -------
Operating activities
  Net income                $  29    $  12    $  82    $  41    $  94
  Depreciation and
   amortization                77       80       73      157      144
  Future income tax
   expense (recovery)          19       (1)     (39)      18      (40)
  Earnings from equity
   investment in affiliates     -        -      (12)       -      (39)
  Dividends received            -        -        -        -       14
  Gain on asset sales           -        -      (92)       -      (92)
  Stock option expense          1        1        -        2        -
                            ------   ------   ------   ------   ------
  Funds from operations       126       92       12      218       81
  Changes in non-cash
   working capital            (42)     (56)      23      (98)    (110)
                            ------   ------   ------   ------   ------
  Cash from operations         84       36       35      120      (29)
                            ------   ------   ------   ------   ------

Investing activities
  Proceeds on asset sales       -        -      564        -      564
  Plant, property and
   equipment net additions    (39)     (43)     (29)     (82)     (43)
  Turnaround costs,
   long-term investments
   and other assets             1       (5)     (54)      (4)     (49)
  Changes in non-cash
   working capital              -        -       12        -       12
                            ------   ------   ------   ------   ------
                              (38)     (48)     493      (86)     484
                            ------   ------   ------   ------   ------
Financing activities
  Decrease in current
   bank loans                   -        -      (21)       -       (3)
  Long-term debt
    Additions                   -      400        -      400        -
    Repayments                  -        -       (1)       -       (1)
    Changes in
     revolving debt             -        -     (55 )       -        -
  Preferred securities
   redeemed                     -     (383)       -     (383)       -
  Preferred securities
   dividends and
   distributions               (2)      (5)      (7)      (7)     (15)
  Common shares issued          7        5        1       12        3
  Common share dividends       (7)      (7)      (6)     (14)     (12)
  Project advances              3        3        -        6        -
  Changes in non-cash
   working capital              2       (5)      (3)      (3)      (1)
                            ------   ------   ------   ------   ------
                                3        8      (92)      11      (29)
                            ------   ------   ------   ------   ------

Increase (decrease) in cash    49       (4)     436       45      426
Cash and cash equivalents,
 beginning of period          208      212        4      212       14
                            ------   ------   ------   ------   ------

Cash and cash equivalents,
 end of period              $ 257    $ 208    $ 440    $ 257    $ 440
                            ------   ------   ------   ------   ------
                            ------   ------   ------   ------   ------

Cash tax payments (refunds) $   8    $   3    $ (23)   $  11    $ (17)
                            ------   ------   ------   ------   ------
                            ------   ------   ------   ------   ------

Cash interest payments      $  17    $  22    $  24    $  39    $  51
                            ------   ------   ------   ------   ------
                            ------   ------   ------   ------   ------


    Notes to Consolidated Financial Statements
    (unaudited; millions of U.S. dollars unless otherwise noted)

    These interim consolidated financial statements do not include all of the disclosures included in NOVA Chemicals' annual Consolidated Financial Statements. Accordingly, these interim consolidated financial statements should be read in conjunction with the Consolidated Financial Statements for the year ended Dec. 31, 2003. Certain comparative amounts have been reclassified to conform with the current period's presentation.

    1. Significant Accounting Policies

    These interim Consolidated Financial Statements have been prepared in accordance with Canadian GAAP, using the same accounting policies as set out in Note 2 to the Consolidated Financial Statements for the year ended Dec. 31, 2003, on pages 53 to 57 of the 2003 Annual Report, except as noted below.

    Changes in Accounting Policies Required by Canadian GAAP

    A. Stock-Based Incentive Plans

    Effective Jan. 1, 2004, Canadian GAAP requires the fair value of options to be expensed over their vesting period. Prior to Jan. 1, 2004, NOVA Chemicals followed the intrinsic-value approach, where the granting and exercising of options are accounted for as equity transactions and no amounts are expensed.
    NOVA Chemicals adopted the new accounting policy on a retroactive basis with no restatement of prior periods. Accordingly, on Jan. 1, 2004, retained earnings was reduced and contributed surplus was increased by $7 million to account for the stock option expense that would have been charged to earnings (loss) in 2002 and 2003 with respect to all options granted since Jan. 1, 2002. NOVA Chemicals uses the Black-Scholes option valuation model to calculate the fair value of options at the date of grant. In the second quarter of 2004, compensation expense related to stock options was approximately $1 million after-tax.
    Effective Jan. 1, 2004, NOVA Chemicals also changed its accounting policy with respect to stock options for U.S. GAAP reporting, to be consistent with Canadian GAAP.
    Had NOVA Chemicals expensed the fair value of stock options in prior periods, the following pro forma amounts would have resulted:


                                  Three Months Ended  Six Months Ended
                                    June 30, 2003      June 30, 2003
                                  ------------------  ----------------
Net income
  As reported                           $    82            $    94
  Pro forma                             $    81            $    92
Earnings per share - basic
  As reported                           $  0.86            $  0.91
  Pro forma                             $  0.85            $  0.89

Earnings per share - diluted
  As reported                           $  0.79            $  0.86
  Pro forma                             $  0.78            $  0.83


The weighted-average assumptions used to estimate the fair value of all stock options granted since Jan. 1, 2002, based on the Black-Scholes option valuation model, are as follows:

                                                 Three Months Ended
                                              ------------------------
                                                June 30      June 30
                                                 2004         2003
                                              -----------  -----------
Risk-free interest rate                   %         3.68         3.82
Expected volatility                       %         37.3         37.8
Expected life                           years        3.4          3.3
Expected dividend yield                   %         1.20         1.21
Grant date fair value                     $         6.56         6.39


    B. Valuing Derivatives

    Effective Jan. 1, 2004, NOVA Chemicals adopted a new Canadian accounting policy that requires all derivative positions, except those that qualify for hedge accounting treatment, to be marked-to-market at each period end with any resulting gains or losses recorded in earnings (loss).
    NOVA Chemicals adopted the new accounting policy on a prospective basis. In accordance with the transitional provisions of the new accounting policy, unrealized gains and losses that existed on Jan. 1, 2004 have been deferred on the consolidated balance sheet. These amounts will be recognized in income over the remaining term to maturity, with a $1 million after-tax gain being recorded in the second quarter of 2004. In the first six months of 2004, $6 million of unrealized after-tax gains on derivatives have been recorded in earnings, representing the increase in market value since Jan. 1, 2004 ($5 million in the first quarter and $1 million in the second quarter of 2004).



2. Pensions and Other Post-Retirement Benefits

Components of
Net Periodic Benefit
Cost for Defined         Three Months Ended       Six Months Ended
Benefit Plans                  June 30                 June 30
---------------------- ----------------------- -----------------------
                         Pension      Other      Pension      Other
                         Benefits    Benefits    Benefits    Benefits
                       ----------- ----------- ----------- -----------
(millions of
 U.S. dollars)          2004  2003  2004  2003  2004  2003  2004  2003
                       ----- ----- ----- ----- ----- ----- ----- -----
  Current service cost $  6  $  5  $  1  $  -  $ 12  $ 10  $  2  $  1
  Interest cost
   on projected
   benefit obligations    8     8     1     1    16    16     2     2
  Expected return on
   plan assets           (7)   (6)    -     -   (14)  (12)    -     -
  Amortization of
   transition asset      (1)   (1)    1     -    (2)   (2)    1     -
  Recognized net
   actuarial loss         1     1     -     -     2     2     -     -
                        ----  ----  ----  ----  ----  ----  ----  ----
  Net periodic
   benefit cost        $  7  $  7  $  3  $  1  $ 14  $ 14  $  5  $  3
                        ----  ----  ----  ----  ----  ----  ----  ----
                        ----  ----  ----  ----  ----  ----  ----  ----

The expected long-term rate of return on plan assets is 7.3% in 2004.


    Employer Contributions

    In the 2003 Annual Report, NOVA Chemicals disclosed that it expected to contribute $27 million to its defined benefit pension plans in 2004. As of June 30, 2004, $12 million has been contributed, and the company expects to contribute an additional $15 million over the remainder of the year.
    As of June 30, 2004, NOVA Chemicals has contributed $3 million to its defined contribution plans and is expected to contribute an additional $4 million over the remainder of 2004.


3. Interest Expense

Components of Interest Expense
------------------------------
                           -------------------------  ----------------
                              Three Months Ended      Six Months Ended
                           -------------------------  ----------------
                           June 30  Mar. 31  June 30  June 30  June 30
                            2004     2004     2003     2004     2003
                           -------  -------  -------  -------  -------
Interest on long-term debt $   23   $   21   $   23   $   44   $   45
Interest on
 securitizations and other      1        3        3        4        5
                            ------   ------   ------   ------   ------
Gross interest expense         24       24       26       48       50
Interest capitalized
 during plant construction     (1)       -        -       (1)       -
Interest income                 -       (2)       -       (2)      (1)
                            ------   ------   ------   ------   ------
Interest expense (net)     $   23   $   22   $   26   $   45   $   49
                            ------   ------   ------   ------   ------
                            ------   ------   ------   ------   ------


4. Income Taxes
                              Three Months Ended      Six Months Ended
                           -------------------------  ----------------
                           June 30  Mar. 31  June 30  June 30  June 30
                            2004     2004     2003     2004     2003
                           -------  -------  -------  -------  -------
Income before income taxes $   56   $   17   $   42   $   73   $   60
Statutory income tax rate   33.87%   33.87%   36.74%   33.87%   36.74%
                            ------   ------   ------   ------   ------
Computed income tax
 expense                   $   19   $    6   $   15   $   25   $   22
Increase (decrease) in
 taxes resulting from:
  Lower effective tax rate
   on earnings from
   equity investment
   in affiliates                -        -       (4)       -      (12)
  Lower tax rates and
   higher recoveries
   on non-strategic
   asset sales                  -        -      (56)       -      (56)
  Additional
   cost-of-service
   income taxes(1)              2        2        2        4        4
  Foreign tax rates             4        -        4        4       12
  Income tax rate
   adjustment(2)                -       (7)       -       (7)       -
  Other                         2        4       (1)       6       (4)
                            ------   ------   ------   ------   ------
Income tax
 expense (recovery)        $   27   $    5   $  (40)  $   32   $  (34)
                            ------   ------   ------   ------   ------
                            ------   ------   ------   ------   ------

(1) Income taxes on the Joffre, Alberta second ethylene plant are recoverable from customers until June 30, 2004 and are recorded on the flow-through rather than liability method. Subsequent to June 30, 2004, income taxes will be recorded on the liability method.
(2) In the first quarter of 2004, the Alberta Government substantively enacted a tax rate reduction, which reduced income tax accruals for future tax liabilities by $7 million. This one-time benefit has been recorded in the first quarter of 2004 through a reduction of income tax expense.


5. Earnings Per Share
   (shares in millions)              Three Months Ended
                       -----------------------------------------------
                           June 30         Mar. 31         June 30
                            2004            2004            2003
                       --------------- --------------- ---------------
                        Basic  Diluted  Basic  Diluted  Basic  Diluted

Net income to
 common shareholders   $   27  $   27  $    7  $    7  $   75  $   75
Preferred dividends         -       2       -       -       -       1
                        ------  ------  ------  ------  ------  ------
Net income for
 EPS calculation       $   27  $   29  $    7  $    7  $   75  $   76
                        ------  ------  ------  ------  ------  ------
                        ------  ------  ------  ------  ------  ------
Weighted-average
 common shares
 outstanding             87.6    87.6    87.3    87.3    86.8    86.8
Add back effect of
 dilutive securities:
   Stock options            -     2.0       -     1.9       -     0.7
   Retractable
    preferred shares        -     7.3       -       -       -     8.5
                        ------  ------  ------  ------  ------  ------
Weighted-average
 common shares for
 EPS calculations        87.6    96.9    87.3    89.2    86.8    96.0
                        ------  ------  ------  ------  ------  ------
Earnings per
 common share          $ 0.31  $ 0.30  $ 0.08  $ 0.08  $ 0.86  $ 0.79
                        ------  ------  ------  ------  ------  ------
                        ------  ------  ------  ------  ------  ------


                                              Six Months Ended
                                       -------------------------------
                                           June 30         June 30
                                            2004            2003
                                       --------------- ---------------
                                        Basic  Diluted  Basic  Diluted

Net income to common shareholders      $   34  $   34  $   79  $   79
Preferred dividends                         -       -       -       3
                                        ------  ------  ------  ------
Net income for EPS calculation         $   34  $   34  $   79  $   82
                                        ------  ------  ------  ------
                                        ------  ------  ------  ------
Weighted-average common shares
 outstanding                             87.5    87.5    86.7    86.7
Add back effect of dilutive securities:
   Stock options                            -     1.9       -     0.7
   Retractable preferred shares             -       -       -     8.5
                                        ------  ------  ------  ------
Weighted-average common shares for
 EPS calculations                        87.5    89.4    86.7    95.9
                                        ------  ------  ------  ------
Earnings per common share              $ 0.39  $ 0.38  $ 0.91  $ 0.86
                                        ------  ------  ------  ------
                                        ------  ------  ------  ------

No retractable preferred shares or stock options have been excluded from the computation of diluted earnings per share for the quarter ended June 30, 2004. 8.7 million and 3.6 million common shares were excluded in the quarters Mar. 31, 2004 and June 30, 2003, respectively, as their impact would not have been dilutive.

Options become dilutive when the market price is higher than the strike price and NOVA Chemicals is profitable. The amount of dilution will vary with the stock price. The retractable preferred shares are only dilutive if our earnings per share is greater than the preferred share dividend divided by the number of shares issued on conversion. At today's common share price and LIBOR rate these shares become dilutive whenever earnings are greater than approximately $0.20 per share per quarter.


6. Segmented Information

NOVA Chemicals operates its business under the following principal business segments:

                              Three Months Ended      Six Months Ended
                           -------------------------  ----------------
                           June 30  Mar. 31  June 30  June 30  June 30
                            2004     2004      2003    2004     2003
                           -------  -------  -------  -------  -------
Revenue
 Olefins/Polyolefins       $  785   $  709   $  628   $1,494   $1,265
 Styrenics                    518      474      375      992      761
 Intersegment eliminations    (65)     (57)     (39)    (122)     (85)
                            ------   ------   ------   ------   ------
                           $1,238   $1,126   $  964   $2,364   $1,941
                            ------   ------   ------   ------   ------
                            ------   ------   ------   ------   ------
Operating income (loss)
 Olefins/Polyolefins       $  102   $   62   $   13   $  164   $   39
 Styrenics                    (26)     (21)     (49)     (47)     (61)
                            ------   ------   ------   ------   ------
                           $   76   $   41   $  (36)  $  117   $  (22)
                            ------   ------   ------   ------   ------
                            ------   ------   ------   ------   ------
Net income (loss)(1)
 Olefins/Polyolefins       $   54   $   34   $   (5)  $   88   $   (1)
 Styrenics                    (25)     (22)     (42)     (47)     (59)
 Investment in Methanex         -        -       12        -       37
 Corporate and other            -        -      117        -      117
                            ------   ------   ------   ------   ------
                           $   29   $   12   $   82   $   41   $   94
                            ------   ------   ------   ------   ------
                            ------   ------   ------   ------   ------

(1) Before preferred securities dividends and distributions.


                                                    June 30   Dec. 31
                                                      2004      2003
                                                    --------  --------
Assets
 Olefins/Polyolefins                                $ 2,240   $ 2,246
 Styrenics                                            1,843     1,767
 Corporate and other(1)                                 448       400
                                                     -------   -------
                                                    $ 4,531   $ 4,413
                                                     -------   -------
                                                     -------   -------

(1) Amounts include all cash and cash equivalents.


7. Reconciliation to United States Accounting Principles

                              Three Months Ended      Six Months Ended
                           -------------------------  ----------------
                           June 30  Mar. 31  June 30  June 30  June 30
                            2004     2004     2003     2004     2003
                           -------  -------  -------  -------  -------
Net income in accordance
 with Canadian GAAP        $   29   $   12   $   82   $   41   $   94
Add (deduct)
 adjustments for:
  Foreign exchange
   hedging(1)                   -        -        -        -        3
  Other hedging and
   derivative activity(1)       3        1      (10)       4      (12)
  Equity in earnings
   of affiliates                -        -       (1)       -       (1)
  Inventory costing(2)          -        2        -        2       (1)
  Start-up costs(3)             1       (3)       1       (2)       2
  Preferred securities
   distributions(4)             -       (4)      (6)      (4)     (12)
  Change in
   accounting policy(5)         -       (7)       -       (7)       5
  Other gains                   -        -       42        -       42
  Future income taxes(8)        7       (7)       -        -        -
                            ------   ------   ------   ------   ------
Net income in accordance
 with U.S. GAAP            $   40   $   (6)  $  108   $   34   $  120
                            ------   ------   ------   ------   ------
                            ------   ------   ------   ------   ------
Earnings per share
 - basic                   $ 0.44   $(0.08)  $ 1.23   $ 0.36   $ 1.35
                            ------   ------   ------   ------   ------
                            ------   ------   ------   ------   ------
Earnings per share
 - diluted                 $ 0.43   $(0.08)  $ 1.13   $ 0.35   $ 1.26
                            ------   ------   ------   ------   ------
                            ------   ------   ------   ------   ------


                              Three Months Ended      Six Months Ended
                           -------------------------  ----------------
                           June 30  Mar. 31  June 30  June 30  June 30
                            2004     2004     2003     2004     2003
                           -------  -------  -------  -------  -------
Comprehensive income
 (loss)(6)
Net income in accordance
 with U.S. GAAP            $   40   $   (6)  $  108   $   34   $  120
  Unrealized gains on
   cash flow hedging
   instruments(1)               -        -        -        -        4
  Equity in affiliates
   comprehensive income         -        -       (9)       -       (3)
  Cumulative translation
   adjustment(9)              (36)     (25)     106      (61)     229
                            ------   ------   ------   ------   ------
Comprehensive income
 (loss) in accordance
 with U.S. GAAP            $    4   $  (31)  $  205   $  (27)  $  350
                            ------   ------   ------   ------   ------
                            ------   ------   ------   ------   ------


                                                      Six Months Ended
                                                      ----------------
                                                      June 30  June 30
                                                       2004     2003
                                                      -------  -------
Accumulated other comprehensive income(6)
  Unrealized foreign exchange gains on translation
   of self-sustaining foreign operations(9)           $  150   $   99
  Equity in affiliates other comprehensive income          -        -
  Minimum pension liability(7)                            (4)      (1)
                                                       ------   ------
                                                      $  146   $   98
                                                       ------   ------
                                                       ------   ------


                                                    June 30   Dec. 31
                                                      2004      2003
                                                    --------  --------
Balance sheet in accordance with U.S. GAAP
  Current assets(1),(2)                             $ 1,215   $   959
  Investments and other assets(3),(7)                   155       157
  Plant, property and equipment, net                  3,167     3,311
  Current liabilities(1)                               (676)     (585)
  Long-term -- preferred securities(4)                    -      (383)
            -- other long-term debt(1)               (1,524)   (1,122)
  Deferred credits(1),(7)                              (859)     (829)
  Retractable preferred shares                         (198)     (198)
                                                     -------   -------
  Common equity                                     $ 1,280   $ 1,310
                                                     -------   -------
                                                     -------   -------

(1) On Jan. 1, 2001, NOVA Chemicals adopted (for U.S. GAAP purposes) Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. SFAS No. 133 requires the recognition of all derivatives on the balance sheet at fair value. Derivatives that do not qualify for preferential hedge accounting treatment must be adjusted to fair value through income. If the derivative does qualify, changes in the fair value of the derivative will either be offset against the change in fair value of the hedged item and reported in earnings, or recognized in other comprehensive income until the hedged item is recognized in earnings. On Jan. 1, 2004, NOVA Chemicals adopted a new Canadian GAAP guideline for recording the fair value of derivatives. This guideline harmonizes Canadian and U.S. GAAP, however, due to the differing implementation dates, timing differences continue to exist.
(2) U.S. GAAP requires an allocation of fixed production overhead to inventory. Canadian GAAP allows these costs to be expensed during the period.
(3) U.S. GAAP requires that all costs (except interest on constructed assets) associated with start-up activities be expensed as incurred rather than deferred, as under Canadian GAAP.
(4) Under U.S. GAAP distributions on the preferred securities are recorded as interest expense. The preferred securities were redeemed by NOVA Chemicals on Mar. 1, 2004.
(5) On Jan. 1, 2003, the company adopted SFAS No. 143 "Accounting for Asset Retirement Obligations." This standard and the CICA standard, also adopted on Jan. 1, 2003, are essentially the same. On Jan. 1, 2004, NOVA Chemicals adopted the CICA standard for expensing of stock options (as discussed in Note 1). This standard was also adopted for U.S. GAAP on that date. Under U.S. GAAP, the cumulative effect of adopting a new standard is reflected in net income in the period of adoption, whereas under Canadian GAAP it is reflected as a charge or credit to reinvested earnings.
(6) U.S. GAAP requires the presentation of a separate statement of comprehensive income (loss) and accumulated other comprehensive income. This statement is not required under Canadian GAAP. Comprehensive income (loss) includes certain changes in equity during the period that are not in net income.
(7) U.S. GAAP requires that an additional minimum pension liability be recorded through comprehensive income (loss) when the unfunded accumulated benefit obligation is greater than the accrued pension liability or if there is a prepaid pension asset.
(8) U.S. GAAP future income taxes are not adjusted for changes in tax rates until they are enacted, whereas Canadian GAAP requires adjustment when rate changes are substantively enacted.
(9) Gains (losses) resulting from translation of self-sustaining foreign operations are recorded in other comprehensive income until there is a realized reduction in the investment.




    CONTACT: NOVA Chemicals Corporation
             Investor Relations: Beth Eckenrode, 412-490-4331
             Media Relations: Greg Wilkinson, 412-490-4166

                                                                     Exhibit (b)

July 21, 2004


British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
L'Autorite des marches financiers du Quebec
Office of the Administrator, Securities Administration Branch, New Brunswick Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland and Labrador
Register of Securities, Government of Northwest Territories
Register of Securities, Government of Yukon Territory
Register of Securities, Government of Nunavut

Dear Sirs/Mesdames:

Re:  NOVA Chemicals Corporation (the "Corporation")

We are the auditors of the Corporation and under date of February 12, 2004 we reported on the following consolidated financial statements of the Corporation incorporated by reference in the amended and restated short form shelf prospectus dated August 20, 2001 relating to the sale and issue of up to US $500,000,000 of Debt Securities of the Corporation (the "Shelf Prospectus"):

         Consolidated balance sheets as at December 31, 2003, 2002, and 2001;
         and

         Consolidated statements of income (loss) and reinvested earnings and cash flows for each of the years in the three-year period ended December 31, 2003.

The Shelf Prospectus also incorporates by reference the following unaudited interim consolidated financial statements of the Corporation (the "Unaudited Interim Financial Statements"):

         Consolidated balance sheet as at June 30, 2004;

         Consolidated statements of income, reinvested earnings and cash flows for the three-month and six-month periods ended June 30, 2004 and 2003 and for the three-month period ended March 31, 2004.

We have not audited any financial statements of the Corporation as at any date or for any period subsequent to December 31, 2003. Although we have performed an audit for the year ended December 31, 2003, the purpose and therefore the scope of the audit was to enable us to express our opinion on the consolidated financial statements as at December 31, 2003 and for the year then ended, but not on the consolidated financial statements for any interim period within that year. Therefore, we are unable to and do not express an opinion on the above-mentioned Unaudited Interim Financial Statements, or on the financial position, results of operations or cash flows as at any date or for any period subsequent to December 31, 2003.

We have, however, performed a review of the Unaudited Interim Financial Statements of the Corporation as at June 30, 2004 and for the three-month and six-month periods ended June 30, 2004 and 2003 and for the three-month period ended March 31, 2004. We performed our review in accordance with Canadian generally accepted standards for a review of interim financial statements by an entity's auditor. Such an interim review consists principally of applying analytical procedures to financial data, and making enquiries of, and having discussions with, persons responsible for financial and accounting matters. An interim review is substantially less in scope than an audit, whose objective is the expression of an opinion regarding the financial statements. An interim review does not provide assurance that we would become aware of any or all significant matters that might be identified in an audit.

Based on our review, we are not aware of any material modification that needs to be made for these Unaudited Interim Financial Statements to be in accordance with Canadian generally accepted accounting principles.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

/s/ Ernst & Young LLP

Chartered Accountants

                                                                     Exhibit (c)

NOVA CHEMICALS CORPORATION
                               COVERAGE RATIOS (1)
                                   (unaudited)


                                                          Actual
                                                          ------

Interest coverage on long-term debt for the
 twelve months ended June 30, 2004 (2)                     0.7x
Net tangible asset coverage on
 long-term debt as at June 30, 2004 (3)                    2.0x




Notes:

     (1) Calculated in accordance with Canadian securities law disclosure requirements.


     (2) Interest coverage on long-term debt is equal to net income (loss) before interest expense on long-term debt and income taxes, for the preceding 12 months, divided by annual interest requirements on long-term debt.

     (3) Net tangible asset coverage on long-term debt is equal to total assets (excluding future tax assets) less liabilities (excluding long-term debt) divided by long-term debt.

     (4)  See attached for detailed calculation of the above coverage ratios.


For purposes of calculating these financial ratios, long-term debt includes the long-term debt installments due within one year.


                           NOVA CHEMICALS CORPORATION
                                 COVERAGE RATIOS
                                  June 30, 2004
                           (MILLIONS OF U.S. DOLLARS)
                                   (unaudited)


INTEREST COVERAGE ON LONG-TERM DEBT FOR THE TWELVE MONTHS ENDED June 30, 2004




NET INCOME
                                                                 $(25)
INTEREST EXPENSE
                                                                   85
INCOME TAXES (RECOVERY)                                             5
                                                          -----------
                                                                 $ 65
                                                          ===========

ANNUAL INTEREST REQUIREMENT                                       $94
                                                          ===========
INTEREST COVERAGE ON LONG-TERM DEBT                               0.7x
                                                          ===========


Interest  coverage  on  long-term  debt is equal  to net  income  (loss)  before interest expense on long-term debt and income taxes, for the preceding 12 months, divided by annual interest requirements on long-term debt.


NET TANGIBLE ASSET COVERAGE ON LONG-TERM DEBT AT June 30, 2004


TOTAL ASSETS                                                   $4,531
TOTAL LIABILITIES                                              (3,051)
EXCLUDE CURRENT PORTION LONG-TERM DEBT                            --
EXCLUDE LONG-TERM DEBT
                                                                1,493
                                                          -----------
NET TANGIBLE ASSETS                                            $2,973
                                                          ===========
LONG-TERM DEBT INCLUDING CURRENT PORTION                       $1,493
                                                          ===========

NET TANGIBLE ASSET COVERAGE ON LONG-TERM DEBT                    2.0x
                                                          ===========

Net tangible asset coverage on long-term debt is equal to total assets (excluding future tax assets) less liabilities (excluding long-term debt) divided by long-term debt.

                                                                     Exhibit (d)

                                 CERTIFICATIONS

I, Jeffrey M. Lipton, certify that:

1. I have reviewed this report on Form 6-K of NOVA Chemicals Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

     a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

     b) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

     c) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the period covered by the report that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

     a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

     b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.





                                            /s/ Jeffrey M. Lipton
                                            -----------------------------------
                                            Jeffrey M. Lipton
July 21, 2004                               Chief Executive Officer
                                            (Principal Executive Officer)

                                                                     Exhibit (e)


I, Larry A. MacDonald, certify that:

1.   I have reviewed this report on Form 6-K of NOVA Chemicals Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

     a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

     b) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

     c) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the period covered by the report that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

     a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

     b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.





                                                 /s/ Larry A. MacDonald
                                                 ----------------------------
                                                 Larry A. MacDonald
July 21, 2004                                    Chief Financial Officer
                                                (Principal Financial Officer)

                                                                     EXHIBIT (f)

                  CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER
                       PURSUANT TO 18 U.S.C. SECTION 1350

In connection with the accompanying quarterly report on Form 6-K of NOVA Chemicals Corporation for the quarter ended June 30, 2004 (the "Report"), I, Jeffrey M. Lipton, Chief Executive Officer of NOVA Chemicals Corporation, hereby certify pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, that:

     (1) such Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

     (2) the information contained in such Report fairly presents, in all material respects, the financial condition and results of operations of NOVA Chemicals Corporation.

This written statement is being furnished to the Securities and Exchange Commission as an exhibit to such Form 6-K.



                                               /s/ Jeffrey M. Lipton
                                               --------------------------------
                                               Jeffrey M. Lipton
July 21, 2004                                  Chief Executive Officer

                                                                     EXHIBIT (g)

                  CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER
                       PURSUANT TO 18 U.S.C. SECTION 1350

In connection with the accompanying quarterly report on Form 6-K of NOVA Chemicals Corporation for the quarter ended June 30, 2004 (the "Report"), I, Larry A. MacDonald, Chief Financial Officer of NOVA Chemicals Corporation, hereby certify pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, that:

     (1) such Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

     (2) the information contained in such Report fairly presents, in all material respects, the financial condition and results of operations of NOVA Chemicals Corporation.

This written statement is being furnished to the Securities and Exchange Commission as an exhibit to such Form 6-K.



                                                        /s/ Larry A. MacDonald
                                                        -----------------------
                                                        Larry A. MacDonald
July 21, 2004                                           Chief Financial Officer